Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: March 9, 2015

9 March 2015

TelecityGroup and Interxion Reach Definitive Agreement on All-Share Merger

Employee FAQ

1.              Why are we doing this merger?

This is a transformational opportunity that will create a leading pan-European platform, with a significantly enhanced geographic footprint and presence in key gateway markets. It will deliver compelling product offerings, a wide range of connectivity and access to all major cloud platforms, which will attract customers and deepen the ecosystems that both our companies have already created. We are confident that together we will create a combined business that complements our existing portfolios.

2.              Will this merger definitely happen?

We are announcing today that we have entered a binding agreement with Interxion.  This means that we have entered into legal and financial undertakings that commit us to working together, subject to the terms set out in the agreement being satisfied.  We do, as in any merger of this scale, have a number of regulatory, financial and operational processes to go through and these will take some time.  For example, this merger still requires the approval of TelecityGroup and Interxion shareholders. Taking all these things into consideration, we are very comfortable estimating the second half of this year for the completion of the merger.

3.              What does today’s announcement mean for me?

For now, both companies remain standalone entities and it is business as usual.  We must continue delivering for our customers as we move through the process but rest assured that we will keep you fully informed on developments as they happen.  We are very excited about the opportunity to provide our employees with opportunities in this larger and highly international workforce, and we will be focused on developing and retaining talent.

4.              What does the term “binding agreement” mean?

It means that TelecityGroup and Interxion have entered into a definitive agreement to merge the two businesses. Practically, this means that the boards of both companies have agreed that the merger should go ahead subject to the conditions set out in the agreement being satisfied and have a financial penalty if they do not go ahead.

5.              Can you tell me about the benefits of this merger? And how should I describe them to customers?

We believe that the additional scale and European scope of the combined group will allow us to provide customers with an enhanced geographical footprint and connectivity choice, and we think that will give our customers improved access to the global digital market.

6.              In the press release you talk about ‘cost savings attributable to reduction of duplicate activities’.  What does that mean?

Most of the synergies we anticipate come from positive revenue opportunities and from cost savings around capital expenditure, reduction of duplicate activities, combined operations and support, streamlining of go-to-market activities and elimination of duplicate general and administrative expenditure.  We are very excited about the opportunity to provide our employees with opportunities in this larger and highly international business.

7.              Where will the combined business be based?

We will address this during the integration process.

8.              What can I tell customers about the process after today’s announcement?

We will be providing Account Managers with information that they can use with customers. For now it’s business as usual and, as we work through the integration process, we will be able to give you more information.

9.              What is the integration plan?

Now we have made today’s binding agreement announcement, we will start working in more detail on how the two companies will be integrated.

10.       Where do I go if I have any questions on the transaction?

We have created an information page on the intranet which we will update with further information. Please also refer to your line manager if you have any further questions.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from TelecityGroup’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

TelecityGroup assumes no obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.  No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a tender offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.